# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U203
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0002057383
Persons authorized to receive notices and communications: Soumya Cheedi, c/o Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 646-661-5099

## Reporting persons
- First Finance Ltd. (CIK 0002057383): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 832,224; shared voting power 0; sole dispositive power 832,224; shared dispositive power 0; aggregate amount beneficially owned 832,224 (32.4% of the class)
- HROMYK ANDREW (CIK 0001145688): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 832,224; sole dispositive power 0; shared dispositive power 832,224; aggregate amount beneficially owned 832,224 (32.4% of the class)
  Comment: Percent of class is owned is based upon an aggregate of 1,734,249 shares of common stock issued and outstanding on June 27, 2025, according to information provided by the Issuer. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders, but assumes (i) conversion of the Note dated June 20, 2025 issued to First Finance Ltd. and underlying Class B Convertible Preferred Stock, $0.001 par value per share, of the Issuer (the "Class B Preferred Stock") convertible into 499,334 shares of common stock and (ii) up to 332,889 common shares issuable upon conversion of up to $2 million additional shares of Class B Preferred Stock that First Finance Ltd. has the option to purchase at its sole discretion.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of (1) First Finance Ltd. a California company, and (2) Andrew Hromyk, a citizen of Canada. Such parties are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"
Residence or business address: The principal business address of Mr. Hromyk is 520 Newport Center Drive, Suite 650, Newport Beach CA, 92660. The principal business address of First Finance Ltd. is 520 Newport Center Drive, Suite 650, Newport Beach CA, 92660.
Present principal occupation or employment: Mr. Hromyk is the controlling shareholder and Director of First Finance Ltd. The principal business address of Mr. Hromyk is 520 Newport Center Drive, Suite 650, Newport Beach CA, 92660.
Criminal convictions in the last five years: The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: First Finance Ltd. is a California company and Mr. Hromyk is a citizen of Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 20, 2025 First Finance Ltd. purchased $3,000,000 of convertible notes of the Issuer (the "Notes") in a private placement transaction (the "Offering"). The Notes are convertible into a newly designated series of Class B Preferred Stock at a conversion price of $1,000 per share of Class B Preferred Stock. The number of shares of Common Stock issuable upon conversion of each share of Class B Preferred Stock shall be calculated by dividing $1,000 by $6.008. First Finance Ltd. may, at its sole election, purchase up to an additional $2 million shares of Class B Preferred stock at a purchase price of $1,000 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 20, 2025 First Finance Ltd. purchased $3,000,000 of convertible notes of the Company (the "Notes") in a private placement transaction (the "Offering"). The Notes are convertible into a newly designated series of Class B Convertible Preferred Stock, $0.001 par value per share, of the Company (the "Class B Preferred Stock") at a conversion price of $1,000 per share of Class B Preferred Stock. The number of shares of Common Stock issuable upon conversion of each share of Class B Preferred Stock shall be calculated by dividing $1,000 by $6.008.

First Finance Ltd. may, at its sole option, purchase up to $2 million additional shares of Class B Preferred Stock at a purchase price of $1,000 per share.

In connection with the entry into the Purchase Agreement by the parties, the Company's Board of Directors (the "Board") expanded the size of the Board from four to five members (with two current vacancies after such expansion) and appointed Eric Boehnke and Youngsun Park, a/k/a Sunny Park, to the Board as nominees of First Finance Ltd. each to serve as directors of the Company until the next annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal.

For so long as the Note remains outstanding, or upon conversion of the Note, for so long as the underlying Series B Preferred Stock is issued and outstanding and beneficially owned by First Finance Ltd., First Finance Ltd. shall have the right to nominate two persons to the Board, and the Issuer shall recommend that its stockholders vote in favor of such nominees at any annual or special election of stockholders at which directors shall be elected.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Hromyk beneficially owns 832,224 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd. Based upon an aggregate of 1,734,249 shares of common stock issued and outstanding as of June 27, 2025, according to information provided by the Issuer, the shares of the Issuer's common stock beneficially owned by Mr. Hromyk constitute approximately 32.4% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: First Finance Ltd. beneficially owns 832,224 shares of the Issuer's common stock. Mr. Hromyk beneficially owns 832,224 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of July 1, 2025, by and between Andrew Hromyk and First Finance Ltd.

## Signatures
- First Finance Ltd.: /s/ Andrew Hromyk, Andrew Hromyk, Principal (07/01/2025)
- HROMYK ANDREW: /s/ Andrew Hromyk, Andrew Hromyk, Self (07/01/2025)